February 13, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

Michael Killoy

Nicholas Panos

Re:	Organicell Regenerative Medicine, Inc.

Schedule 13D filed by Skycrest Holdings, LLC

Filed December 30, 2022

File No. 005-87575

Dear Mssrs. Killoy and Panos:

Please accept the following in response to your letter of January 20, 2023 addressed to Ian Bothwell. Your correspondence has been forwarded to the undersigned for response. In your letter, you request an explanation for the delay in delay in filing of the Schedule 13D of Skycrest Holdings, LLC. In response thereto, the delay was completely inadvertent as there was a misunderstanding among several individuals as to the responsibility for submitting the appropriate filing on behalf of Skycrest Holdings, LLC. In addition, there was some difficulty in converting the schedule to html and obtaining the appropriate Edgar codes for Skycrest’s filing.

In the interim, please be advised that Skycrest Holdings, LLC has not made any additional investments in the Issuer, Organicell Regenerative Medicine, Inc.

In response to the qualitative disclosure narrative for the items required, an Amendment is being filed simultaneously with this response letter.

I trust that this correspondence sufficiently addresses the concerns raised in your January 20 correspondence. Should that not be the case, please contact the undersigned.

Sincerely,

/s/ Edward T. Anderson